FIVE PRIME THERAPEUTICS, INC.

111 Oyster Point Boulevard

South San Francisco, CA 94080

February 25, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Jeff Gabor

Re:	Five Prime Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-228206

Acceleration Request
Requested Date:	Thursday, February 28, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-228206) (the “Registration Statement”) to become effective on Thursday, February 28, 2019, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Very truly yours,

Five Prime Therapeutics, Inc.

/s/ Francis W. Sarena
By:	Francis W. Sarena
Title:	Chief Strategy Officer and Secretary